Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
The following table sets forth our ratio of earnings to fixed charges for each of the periods shown on a combined basis for the Predecessor period and on a consolidated basis for the Successor period. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. The term “fixed charges” means the sum of the following: (i) interest expensed and capitalized, (ii) amortized premiums, discounts and capitalized expenses related to indebtedness and (iii) an estimate of the interest within rental expense (iv) loss on early extinguishment of debt representing write-off of unamortized debt issue cost, original issue discount and call premium fees.

	Year Ended December 31, 2011	Period from January 1, 2012 to June 6, 2012	Period from inception (April 20) to December 31, 2012	Year Ended December 31, 2013

EARNINGS
Pre-tax Income (loss) from continuing operations	$24,740.0	$(12,436.0)	$(84,105.0)	$(429,916.0)
Add: fixed charges	2,437.8	1,050.5	50,578.3	74,281.0
TOTAL EARNINGS	$27,177.8	$(11,385.5)	$(33,526.7)	$(355,635.0)

FIXED CHARGES
Interest expense and capitalized	$63.0	$—	$39,662.0	$62,092.0
Amortizationf OID	—	—	1,102.0	2,557.0
Amoritization of deferred finance costs	—	—	1,630.0	2,643.0
Unamortized debt issue costs written off	—	—	2,405.0	951.0
Unamortized OID written off	—	—	2,705.0	1,402.0
October 2012 refinancing related costs	—	—	1,587.0	—
April 2013 refinancing related costs	—	—	—	936.0
Estimate of interest in rental expense	2,374.8	1,050.5	1,487.3	3,700.0
TOTAL FIXED CHARGES	$2,437.8	$1,050.5	$50,578.3	$74,281.0

Ratio of earnings to fixed charges	11.1	—	—	—

Additional pre-tax earnings necessary to achieve 1:1 ratio	$—	$12,436.0	$84,105.0	$429,916.0